P.E. 2/1/02

1038683

02013478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Ryanair Holdings plc

c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Ryanair Holdings plc

Rule 135(c) Release

Ryanair Holdings plc announced today that it plans to issue and offer for sale outside the United States up to 26 million new ordinary shares in the company, representing approximately 3.6% of its existing share capital. The number of ordinary shares being issued and offered may increase by up to 4 million should the underwriters exercise their over-allotment option.

The offering will be directed at both existing and new institutional investors in Ireland, the United Kingdom and other EU Member States. The ordinary shares are being offered and sold outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933. The ordinary shares being offered have not been, and will not be, registered under the U.S. Securities Act, and no offers or sales of the shares may be made in the U.S. or to U.S. persons.

Details of the number of ordinary shares being issued and sold and the offering price are expected to be announced on February 8, 2002.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2002

Ryanair Holdings plc

By: [signature]

Michael Cawley
Chief Financial Officer